Mail Stop 4561

February 26, 2008

Philip L. Hawkins
518 17th Street, Suite 1700
Denver, Colorado 80202

> **Re: DCT Industrial Trust Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007,**
> **and September 30, 2007**
> **File No. 001-33201**

Dear Mr. Hawkins:

We have reviewed your response letter dated November 20, 2007, and have the following additional comments.

Form 10-K

Item 15. Exhibits, Financial Statement Schedules, page 67

Note 13 - Internalization, page F-38

1.   In your upcoming Form 10-K for the year ended December 31, 2007, revise your description of the Internalization transaction to explain why you no longer consider the transaction to be a business combination under EITF 98-3 and therefore EITF 04-1 is not applicable, consistent with your representations to the Commission's Office of the Chief Accountant (OCA).

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant